Exhibit 3.1

CERTIFICATE OF AMENDMENT

TO

CERTIFICATE OF INCORPORATION

OF

CONTANGO ORE, INC.

Contango ORE, Inc. (the “Corporation”), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “DGCL”), hereby certifies as follows pursuant to Section 242 of the DGCL:

FIRST: This Certificate of Amendment (this “Certificate of Amendment”) amends the Certificate of Incorporation of the Corporation, which was originally filed in the Office of the Secretary of State of the State of Delaware on September 1, 2010, as previously amended by that certain Certificate of Amendment filed with the Secretary of State of the State of Delaware on or about December 14, 2020 (as so amended, the “Certificate of Incorporation”).

SECOND: The Board of Directors of the Corporation (the “Board”), acting in accordance with the provisions of Section 242 of the DGCL, duly adopted resolutions setting forth an amendment to the Certificate of Incorporation of the Corporation to (i) change the name of the Corporation to “Contango Silver & Gold Inc.” and (ii) increase the total number of authorized shares of Common Stock of the Corporation. The resolutions declared said amendment to be advisable and in the best interests of the Corporation and its stockholders and directed that the proposed amendment to Article IV be submitted to the stockholders of the Corporation for their approval.

THIRD: that the text of Article I of the Corporation’s Certificate of Incorporation hereby is amended by deleting the text of Article I in its entirety and substituting the following new sentence in its place:

“The name of the Corporation is “Contango Silver & Gold Inc.””

FOURTH: The amendment to Article I was approved by the Board by unanimous written consent on March 25, 2026 in accordance with Section 242 of the DGCL.

FIFTH: that the second sentence of Article IV of the Corporation’s Certificate of Incorporation, be, and hereby is amended by deleting the second sentence thereof in its entirety and substituting the following new second sentence in its place:

“The number of shares of all classes of stock which the Corporation shall have authority to issue is two hundred sixty-five million (265,000,000) shares, consisting of (i) two hundred fifty million (250,000,000) shares of Common Stock, par value $0.01 per share (the “Common Stock”), and (ii) fifteen million (15,000,000) shares of Preferred Stock, par value $0.01 per share (the “Preferred Stock”).”

SIXTH: The amendment to Article IV was submitted to the stockholders of the Corporation for their approval at the Special Meeting of Stockholders held on March 17, 2026 (the “Special Meeting”). Such amendment was duly approved by the affirmative vote of a majority of the votes cast on the proposal at the Special Meeting in accordance with Section 242 of the DGCL.

SEVENTH: This Certificate of Amendment shall become effective as of 3:02 a.m., Eastern Time, on March 26, 2026.

EIGHTH: Except as amended hereby, the Certificate of Incorporation shall remain in full force and effect.

[Signature Page Follows]

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be executed by its duly authorized officer this 25th day of March, 2026.

CONTANGO ORE, INC.

By:	/s/ Rick Van Nieuwenhuyse
Name:	Rick Van Nieuwenhuyse
Title:	President and Chief Executive Officer